Filed by Tyco International Ltd. and Mallinckrodt Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                              Subject Company: Mallinckrodt Inc.
                                                       Commission File No. 1-483


FOR IMMEDIATE RELEASE:
(Wednesday, June 28, 2000)


CONTACTS:
Tyco International
Investor Relations                            Media Relations
J. Brad McGee                                 Judith Czelusniak
Senior Vice President                         Senior Vice President, Corporate
Tyco International (US) Inc.                  Relations
(603) 778-9700                                Tyco International (US) Inc.
                                              (561) 988-7424

Mallinckrodt
Barbara Abbett
Vice President, Corporate Communications
Mallinckrodt Inc.
(314) 654-5230

                   TYCO INTERNATIONAL TO ACQUIRE MALLINCKRODT

          Acquisition Will Have Immediate Positive Impact on Earnings; Strengthens Tyco Healthcare's Leading Positions in Medical Devices

Pembroke, Bermuda and St. Louis, MO, June 28, 2000 -- Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and Mallinckrodt Inc. (NYSE: MKG), a global healthcare company, today announced that they have entered into a definitive agreement pursuant to which Tyco will acquire Mallinckrodt. Mallinckrodt shareholders will receive Tyco shares valued at $47.50 for each share of Mallinckrodt. The transaction is valued at approximately $4.2 billion. Mallinckrodt, which had 1999 revenues of $2.6 billion, has major positions in respiratory care, diagnostic imaging and analgesic pharmaceuticals.

"Mallinckrodt provides an excellent strategic fit with Tyco Healthcare, with complementary products, services and geographic reach, as well as platforms for future growth," according to L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer.

"The Mallinckrodt acquisition will be immediately accretive to Tyco's earnings," Mr. Kozlowski stated. "It offers consolidation opportunities as well as significant manufacturing, purchasing and distribution synergies. Our past acquisitions in Tyco Healthcare have achieved strong top line growth and operating efficiencies. We expect that the acquisition of Mallinckrodt also will provide ongoing positive benefits to Tyco shareholders.

"Tyco has a strong history of success in building leadership positions in the healthcare industry. Tyco Healthcare has grown to be a powerful force in disposable medical supplies and medical devices through previous acquisitions of such industry brands as Kendall, United States Surgical, Auto Suture, Sherwood, Davis & Geck, Graphic Controls and ValleyLab. With the addition of Mallinckrodt, Tyco Healthcare will become the second-largest manufacturer, distributor and servicer of medical devices worldwide, and the market leader in bulk analgesic pharmaceuticals," Mr. Kozlowski continued.

This acquisition will make Tyco Healthcare the leader in the fast growing global respiratory care market, with products such as Mallinckrodt endotracheal tubes, Shiley tracheostomy tubes, Nellcor pulse oximeters, Puritan-Bennett ventilators, and new technologies including the recently launched OxiFirst fetal oxygen monitor and HELiOS liquid oxygen system. Mallinckrodt also is a leader in developing new products in the growing alternate care markets for home oxygen therapy, sleep therapy and portable ventilation. In the diagnostic imaging market, Mallinckrodt has leadership positions in imaging contrast agents and radiopharmaceuticals, including Optiray and OptiMark. Pharmaceutical products include leadership positions in bulk pharmaceuticals and a rapidly growing dosage product line.

"The combined strength of Mallinckrodt's products and Tyco's global sales and service organization will allow Tyco Healthcare to leverage its international infrastructure and enhance penetration in key geographic markets," stated Mr. Kozlowski. "Mallinckrodt's strong positions in the respiratory, pharmaceuticals and diagnostic imaging segments will provide Tyco with excellent platforms for future acquisitions and licensing agreements."

C. Ray Holman, Chairman of the Board and Chief Executive Officer of Mallinckrodt, said, "This transaction provides exceptional value for our shareholders and allows Mallinckrodt shareholders to participate in the future growth of Tyco. There has been substantial consolidation in our industry in recent years and we expect that to continue. We believe companies most likely to succeed will have higher sales, more leverage to operate globally and a larger basket of products to take to consolidated purchasers. That's why our Board and management team are very excited by the opportunities the combination with Tyco presents for both companies, our investors and our customers."

The transaction, which will be accounted for as a purchase, is contingent upon customary regulatory review and approval by Mallinckrodt shareholders. The Boards of Directors of both companies have approved the transaction, which is expected to be tax-free for the shareholders of Mallinckrodt. Under the terms of the agreement, Mallinckrodt's shareholders will receive Tyco stock equivalent to $47.50 for each share of Mallinckrodt. The number of Tyco shares they receive will be based on the volume weighted average prices of Tyco shares on the New York Stock Exchange composite tape for the five consecutive trading days ending on the day before the conditions to the acquisition are satisfied.

About Mallinckrodt
Mallinckrodt is a global manufacturer and distributor of specialty medical products designed to sustain breathing, diagnose disease and relieve pain. Mallinckrodt does business in more than 100 countries and had fiscal 1999 net sales of $2.6 billion. Mallinckrodt is the industry leader in respiratory care products, including those used for oxygen monitoring, critical care ventilation and service as well as airway management disposables. In the pharmaceuticals market, Mallinckrodt is the number one manufacturer of bulk narcotics and other drug chemicals, and is the world's largest producer of acetaminophen. The growing dosage pharmaceutical segment is focused on pain management, addiction therapy and attention deficit hyperactivity disorder (ADHD). Mallinckrodt also provides laboratory and microelectronic chemicals. Its imaging products include contrast media used in x-ray, magnetic resonance imaging (MRI), computer axial tomography (C-T) and ultrasound diagnostic procedures. Mallinckrodt's radiopharmaceuticals are used for diagnostic and therapeutic nuclear medicine procedures.

About Tyco International
Tyco International Ltd. is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components and undersea telecommunications systems, and the world's largest manufacturer, installer and provider of fire protection systems and electronic security services. Tyco has strong leadership positions in disposable medical products, plastics and adhesives, and is the world's largest manufacturer of flow control valves. Tyco operates in more than 80 countries and has expected fiscal 2000 revenues of $28 billion.

Forward-Looking Information
This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; and timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of Mallinckrodt; failure of the Mallinckrodt shareholders to adopt the agreement providing for Tyco's acquisition of Mallinckrodt; the risk that the businesses of Tyco and Mallinckrodt will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Mallinckrodt's businesses generally.

More detailed information about these factors is set forth in Tyco's and Mallinckrodt's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 1999, Mallinckrodt's Annual Report on Form 10-K for the fiscal year ended June 30, 1999, their most recent Quarterly Reports on Form 10-Q, as amended, and their Current Reports on Form 8-K. Tyco and Mallinckrodt are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                            * * * * * * * * * * * * *

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco International Ltd. and Mallinckrodt Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and Mallinckrodt at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Tyco or from Mallinckrodt by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel:
(441) 292-8674; or to Mallinckrodt Inc., Attention: Corporate Secretary, P.O. Box 5840, 675 McDonnell Boulevard, St. Louis, MO 63134, USA, tel. (314) 654-2000.

Mallinckrodt and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Mallinckrodt's shareholders to adopt the agreement providing for Tyco's acquisition of Mallinckrodt. The participants in this solicitation may include the directors and executive officers of Mallinckrodt, who may have an interest in the transaction including as a result of holding shares or options of Mallinckrodt. A detailed list of the names and interests of Mallinckrodt's directors and executive officers is contained in Mallinckrodt's Proxy Statement for its 1999 Annual Meeting, which may be obtained without charge at the Commission's web site at www.sec.gov.


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